Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: New York Community Bancorp, Inc.

Commission File No. 1-31565

On July 16, 2003, New York Community Bancorp, Inc., a Delaware corporation, issued the following earnings release:

FOR IMMEDIATE RELEASE	Contact:	Ilene A. Angarola First Senior Vice President Investor Relations (516) 683-4420

NEW YORK COMMUNITY BANCORP, INC.

REPORTS A 23% INCREASE IN 2ND QUARTER 2003 DILUTED EPS TO $0.53

AND A 38% INCREASE IN DILUTED CASH EPS TO $0.62(1)

2003 Diluted GAAP EPS Estimates Raised to a Range of $2.04 - $2.10

Second Quarter 2003 Highlights

• Earnings rose 23% year-over-year to $72 million, generating an ROA of 2.36% and an ROTE of 43.16%

• Cash earnings rose 37% year-over-year to $85 million, generating an ROA of 2.78% and an ROE of 25.30%(1)

• Net interest income rose 14% year-over-year to $108 million

• Other operating income rose 20% year-over-year to $34 million

• The efficiency ratio improved 311 basis points year-over-year to 23.89%

• Mortgage originations exceeded $767 million, boosting year-to-date production past the $1.5 billion mark

Westbury, N.Y., July 16, 2003—New York Community Bancorp, Inc. (NYSE: NYB) today reported second quarter 2003 net income of $71.8 million, up 23.4% from $58.1 million in the second quarter of 2002. The 2003 amount provided a 21.45% return on average stockholders’ equity (“ROE”) and a 2.36% return on average assets (“ROA”), and was equivalent to a 23.3% increase in diluted earnings per share to $0.53 from $0.43.(2)

For the six months ended June 30, 2003, the Company reported net income of $139.1 million, representing a 33.2% increase from $104.5 million for the first six months of 2002. The 2003 amount generated an ROE of 20.83% and an ROA of 2.30%, and was equivalent to a 30.7% rise in diluted earnings per share to $1.01 from $0.77.(2)

The Company also reported cash earnings of $84.6 million, or $0.62 per diluted share, for the current second quarter and $156.9 million, or $1.14 per diluted share, for the current six-month period. The Company’s cash

(1)	Please see the reconciliation of cash earnings to GAAP earnings on page 18 of this release.
(2)	Per-share amounts for 2002 have been adjusted to reflect a 4-for-3 stock split on May 21, 2003.

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New York Community Bancorp, Inc. Reports 2nd Quarter 2003 Earnings

earnings thus added $12.9 million, or 17.9%, more to Tier 1 regulatory capital than its GAAP earnings for the current second quarter and $17.8 million, or 12.8%, more than its GAAP earnings for the first six months of 2003. The significant difference between the Company’s cash and GAAP earnings in the second quarter of 2003 partly reflects the substantial appreciation in the value of shares held in the Company’s stock-related benefit plan, which is charged against earnings for purposes of GAAP accounting but added back when calculating the Company’s cash earnings for the same period.(1) In the three months ended June 30, 2003, the value of the Company’s shares rose 30.2%, which resulted in higher stock-based compensation and benefits expense for the quarter, while also having a dilutive effect under the Treasury method of accounting for stock options on the Company’s earnings per share.

Commenting on the Company’s second quarter 2003 performance, President and Chief Executive Officer Joseph R. Ficalora stated, “Our second quarter performance underscores four of the strengths of this institution: our capacity to originate multi-family mortgage loans; the consistent quality of our assets during a time of economic uncertainty; the significant efficiency of our operations at a time when we are enhancing our franchise; and the success of our leveraged growth strategy.”

Speaking further to each of these points, Mr. Ficalora noted, “Our second quarter mortgage originations exceeded $767 million, and with a current pipeline of $723.3 million, it is evident that our lending capacity continues to be very strong. The quality of our assets reflects the ongoing strength of our credit standards: This was our 35th consecutive quarter without any net charge-offs and our second consecutive quarter featuring a reduction in non-performing assets and loans. At quarter’s end, non-performing assets were a mere $13.4 million, representing 0.11% of total assets, including non-performing loans of $13.3 million, representing 0.23% of loans, net.

“Despite the growth of our balance sheet and extensive enhancements to our branch network, we realized further improvements in our efficiency ratio,” Mr. Ficalora continued. “In the second quarter of 2003, our efficiency ratio was 23.89%, representing a 311-basis point improvement, reflecting our ability to hold the line on expenses—and to increase revenues. Total revenues rose 15% year-over-year, despite the pressure placed on our margin by the accelerated rate of prepayments, the replenishment of our asset mix with lower-yielding loans and investments, and our decision to allocate $70.5 million toward the repurchase of Company shares over the past three months.”

(1)	Please see the reconciliation of cash earnings to GAAP earnings on page 18 of this release.

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New York Community Bancorp, Inc. Reports 2nd Quarter 2003 Earnings

“The second quarter was further highlighted by three events that illustrate the strength of our performance, as well as our commitment to providing our shareholders with a meaningful return,” Mr. Ficalora said. “The first of these was the issuance of a 33-1/3% stock dividend in connection with a 4-for-3 stock split on May 21st. At the same time as we announced the split, we also announced a 12% increase in our quarterly cash dividend payment. As a result, the dividend has increased 40% since the start of the year.

“The third event—and the one that we believe represents the greatest potential return to our investors—was the signing of a definitive merger agreement, on June 27th, with Roslyn Bancorp, Inc. The $1.6 billion transaction is currently expected to be 10% accretive to 2004 earnings and to result in our becoming the New York metro region’s largest community bank, with a current pro forma market cap of $6.4 billion, based on yesterday’s close,” Mr. Ficalora said.

“In connection with the signing of the merger agreement with Roslyn,” Mr. Ficalora noted, “we also announced that our Board had increased our current share repurchase authorization, enabling us to repurchase up to five million additional shares of Company stock. In addition, both institutions have the ability, under the terms of the agreement, to purchase their own and each other’s shares.

“The fundamental strengths revealed by our second quarter performance augur well for the proposed merger, which we look forward to completing in the fourth quarter of 2003,” Mr. Ficalora added. “We are currently in the process of preparing the necessary applications and filings, which is the first step toward receiving the regulatory and shareholder approvals we need for the merger to take place.

“Based on our second quarter results—and excluding any impact of the pending Roslyn merger—we are currently projecting 2003 diluted GAAP earnings per share of $2.04 to $2.10. Our current projection for 2004 is $2.53—reflecting the proposed merger with Roslyn Bancorp, the projected repurchase of five million shares over the next four quarters, and the projected downsizing of the pro forma balance sheet by $3.5 billion,” Mr. Ficalora said.

Earnings Summary for the Three Months Ended June 30, 2003

Interest Income

The Company recorded second quarter 2003 interest income of $162.3 million, up $10.0 million, or 6.6%, from the year-earlier amount. The increase was fueled by a $2.3 billion, or 26.4%, rise in average interest-earning assets to $10.8 billion, which was tempered by a 112-basis point decline in the average yield to 6.03%. The higher average

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New York Community Bancorp, Inc. Reports 2nd Quarter 2003 Earnings

balance partly reflects second quarter 2003 mortgage originations of $767.8 million and the leveraged growth of the Company’s asset mix at lower yields during a time of accelerated prepayments and historically low market interest rates.

Mortgage and other loans generated interest income of $105.7 million in the current and year-earlier second quarters, representing 65.1% and 69.4% of total interest income in the respective periods. In the second quarter of 2003, the average balance of mortgage and other loans totaled $5.7 billion, signifying a $156.9 million increase, and generated an average yield of 7.45%, down 21 basis points.

Mortgage-backed securities generated interest income of $33.4 million in the current second quarter, down $3.6 million, despite a $1.1 billion rise in the average balance to $3.5 billion. The year-over-year increase in average mortgage-backed securities was partly offset by a 228-basis point reduction in the average yield on such assets to 3.82%, reflecting the replenishment of the portfolio at historically low market rates.

The interest income generated by investment securities rose $13.4 million year-over-year to $22.9 million. The increase was fueled by a $1.0 billion rise in the average balance to $1.6 billion and tempered by a 98-basis point decline in the average yield to 5.92%.

Interest Expense

The Company recorded interest expense of $54.0 million in the current second quarter, down $2.9 million, or 5.1%, from the year-earlier amount. The reduction was the net effect of a $1.8 billion rise in the average balance of interest-bearing liabilities to $9.7 billion and a 64-basis point decline in the average cost of funds to 2.22%. The Company has pursued a strategy of leveraged growth over the past eight quarters, capitalizing on a yield curve that has grown increasingly steep. While the higher average balance of interest-bearing liabilities corresponds to the leveraged growth of the balance sheet, the significant cost-of-funds reduction is indicative of the steady decline in market interest rates over the past twelve months.

Borrowings contributed $39.8 million to total interest expense in the second quarter of 2003, signifying an $8.0 million year-over-year increase, the net effect of a $1.9 billion rise in the average balance to $5.0 billion and an 86-basis point decline in the average cost to 3.19%. The leveraged growth of the balance sheet has been largely funded through Federal Home Loan Bank (“FHLB”) advances and reverse repurchase agreements featuring attractive rates.

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New York Community Bancorp, Inc. Reports 2nd Quarter 2003 Earnings

Certificates of deposit (“CDs”) generated second quarter 2003 interest expense of $9.0 million, down $6.1 million from the year-earlier amount. The reduction stemmed from a $236.3 million decline in the average balance to $1.8 billion and from a 98-basis point decline in the average cost to 2.04%. The concentration of CDs has declined steadily over the past four quarters, as the Company has placed an emphasis on attracting core deposits with a lower cost of funds.

The interest expense generated by core deposits fell $4.8 million year-over-year to $5.1 million, the net effect of a $136.6 million rise in the average balance to $3.4 billion and a 62-basis point decline in the average cost to 0.61%. Non-interest-bearing deposits accounted for $490.2 million of the average balance in the current second quarter, up $9.5 million from the average balance in the second quarter of 2002.

Net Interest Income

The Company recorded net interest income of $108.4 million in the current second quarter, up $12.9 million from the level recorded in the second quarter of 2002. The 13.5% increase largely reflects the aforementioned growth in the Company’s interest-earning assets, which was funded by an increasingly low-cost mix of funds.

Reflecting the steady reduction in market interest rates and the replenishment of the Company’s asset mix with lower-yielding loans and investments, the Company’s net interest margin equaled 4.02% in the current second quarter, as compared to 4.48% in the year-earlier three months.

Provision for Loan Losses

The provision for loan losses was suspended for the 32nd consecutive quarter, based on management’s assessment of the loan loss allowance and the Company’s current and historic record of asset quality.

Other Operating Income

Other operating income rose $5.7 million, or 20.4%, year-over-year to $33.7 million, fueled by higher fee income and net securities gains. Other operating income represented 23.7% of total revenues in the current second quarter, up from 22.7% in the year-earlier three months.

Non-interest Expense

The Company recorded total non-interest expense of $35.4 million in the current second quarter, up $611,000 from $34.8 million in the year-earlier three months. The amortization of the core deposit intangible (“CDI”) accounted for $1.5 million of the respective totals and stemmed from the Company’s merger of equals with Richmond County Financial Corp. in the third quarter of 2001.

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New York Community Bancorp, Inc. Reports 2nd Quarter 2003 Earnings

Operating expenses totaled $33.9 million and $33.3 million in the respective second quarters, equivalent to 1.12% and 1.34% of average assets in the corresponding periods. The modest increase in second quarter 2003 operating expenses stemmed from a $976,000 rise in compensation and benefits expense to $20.1 million and from a $263,000 increase in general and administrative (“G&A”) expense to $7.3 million. These increases were partly offset by a $132,000 decline in occupancy and equipment expense to $5.4 million and by a $496,000 decline in other expenses to $1.1 million. While the higher level of G&A expense stemmed from several components, the higher level of compensation and benefits expense was primarily due to the year-over-year appreciation of shares held in the Company’s stock-related benefit plan.

The $18.6 million increase in total revenues served to offset the $611,000 increase in operating expenses, resulting in a 311-basis point improvement in the second quarter 2003 efficiency ratio to 23.89%.

Income Tax Expense

The Company recorded income tax expense of $34.8 million in the current second quarter, up $4.4 million from the amount recorded in the second quarter of 2002. The increase reflects an $18.0 million rise in pre-tax income to $106.6 million and an effective tax rate of 32.7%, down from the year-earlier quarter’s 34.4%.

Earnings Summary for the Six Months Ended June 30, 2003

Interest Income

The Company recorded interest income of $328.9 million in the first six months of 2003, up $35.5 million, or 12.1%, from the level recorded in the first six months of 2002. The increase was fueled by a $2.4 billion rise in the average balance of interest-earning assets to $10.7 billion and tempered by a 92-basis point decline in the average yield to 6.20%. As discussed in the analysis of second quarter 2003 interest income, the higher average balance reflects a solid level of mortgage loan production and the investment of borrowed funds into mortgage-backed and investment securities at attractive spreads. The lower yield is indicative of the prevailing rate environment, with market interest rates having dropped to historic lows over the past twelve months.

Mortgage and other loans generated $209.0 million, or 63.5%, of year-to-date interest income, as compared to $206.1 million, or 70.2%, in the first six months of 2002. The increase was fueled by a $145.2 million rise in the average balance of loans to $5.6 billion, which was offset by a 10-basis point decline in the average yield to 7.50%.

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New York Community Bancorp, Inc. Reports 2nd Quarter 2003 Earnings

Mortgage-backed securities generated interest income of $77.8 million in the current six-month period, up $8.5 million from the level generated in the first six months of 2002. While the average balance of mortgage-backed securities rose $1.4 billion year-over-year to $3.7 billion, the increase was tempered by a 179-basis point decline in the average yield to 4.28%. The interest income generated by investment securities rose $23.8 million year-over-year to $41.5 million, as an $848.3 million rise in the average balance to $1.4 billion was tempered by an 82-basis point decline in the average yield to 6.16%.

Interest Expense

The Company recorded total interest expense of $112.2 million in the first six months of 2003, down $2.7 million from the total recorded in the first six months of 2002. The reduction was the net effect of a $1.8 billion rise in the average balance of interest-bearing liabilities to $9.6 billion and a 61-basis point decline in the average cost of funds to 2.36%. The higher average balance is consistent with the leveraged growth strategy mentioned in the second quarter discussion; the lower cost reflects the aforementioned year-over-year decline in market interest rates. In addition, the Company continued to see a transition of customers’ funds into lower-cost core deposits and away from comparatively higher-cost CDs.

Borrowings produced interest expense of $79.4 million in the current six-month period, up $18.5 million from the level produced in the first six months of 2002. The increase was the net effect of a $1.9 billion rise in the average balance to $4.8 billion and a 94-basis point decline in the average cost to 3.30%.

CDs generated six-month 2003 interest expense of $19.8 million, down $14.9 million from the amount generated in the year-earlier six months. The reduction was the combined result of a $311.2 million decline in the average balance to $1.8 billion and a 108-basis point drop in the average cost to 2.17%.

At the same time, core deposits generated interest expense of $13.1 million, down $6.2 million from the level recorded in the first six months of 2002. The reduction was the net effect of a $176.4 million rise in the average balance to $3.3 billion and a 44-basis point decline in the average cost to 0.79%. Non-interest-bearing deposits represented $480.3 million of the current six-month average balance, having risen $16.4 million year-over-year.

Net Interest Income

The Company recorded net interest income of $216.7 million in the current six-month period, up $38.2 million, or 21.4%, from the level recorded in the first six months of 2002. The increase is partly indicative of the Company’s negative gap position: In a declining rate environment, the Company’s interest-earning assets have been repricing

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New York Community Bancorp, Inc. Reports 2nd Quarter 2003 Earnings

downward at a slower pace than its various sources of funds. In addition, the Company’s net interest income has been fueled by the leveraged growth of its interest-earning assets: The Company has increasingly utilized borrowings in the form of FHLB advances and reverse repurchase agreements to fund the origination of multi-family and other mortgage loans and investments in mortgage-backed and other securities.

The Company’s net interest margin was 4.09% in the current six-month period, down 24 basis points from the margin recorded in the first six months of 2002. In addition to the factors cited in the second quarter discussion of net interest margin, the reduction in the six-month measure reflects the magnitude of the Company’s share repurchase program, with $103.8 million having been allocated toward the repurchase of 4,184,437 shares in the first half of 2003.

Other Operating Income

Reflecting higher fee income and net securities gains, other operating income rose $12.3 million, or 25.8%, year-over-year to $60.1 million in the first six months of 2003. Other operating income represented 21.7% of total revenues in the current six-month period, as compared to 21.1% in the year-earlier six months.

Non-interest Expense

The Company recorded total non-interest expense of $70.9 million in the current six-month period, as compared to $70.0 million in the first six months of 2002. The 2003 amount included total operating expenses of $67.9 million, representing 1.12% of average assets; the 2002 amount included total operating expenses of $67.0 million, representing 1.40% of average assets. In addition, the amortization of CDI amounted to $3.0 million in each of the six-month periods.

The modest increase in operating expenses was the net effect of a $3.2 million rise in compensation and benefits expense to $38.9 million, and a $2.3 million reduction in the remaining three components of operating expenses, combined. Occupancy and equipment expense declined $149,000 year-over-year to $11.5 million, while G&A expense and other expenses fell $1.7 million and $510,000, respectively, to $14.9 million and $2.6 million in the current six-month period.

The net effect of the $50.5 million increase in total revenues and the $888,000 rise in operating expenses was a 508-basis point improvement in the current six-month efficiency ratio to 24.52%.

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New York Community Bancorp, Inc. Reports 2nd Quarter 2003 Earnings

Income Tax Expense

In the first six months of 2003, the Company recorded income tax expense of $66.8 million, up from $51.8 million in the first six months of 2002. The increase reflects a $49.6 million rise in pre-tax income to $205.9 million and an effective tax rate of 32.4%, as compared to 33.2% in the year-earlier six months.

Balance Sheet Summary

Assets

The Company recorded total assets of $12.4 billion at June 30, 2003, up $1.1 billion, or 9.5%, from the balance recorded at December 31, 2002.

Mortgage and Other Loans

Mortgage and other loans totaled $5.9 billion at June 30, 2003, signifying a $365.5 million, or 6.7%, increase from the balance recorded at year-end 2002. In the first six months of the year, the Company originated mortgage loans of $1.5 billion, including $767.8 million in the second quarter. Of the loans produced to date in 2003, $1.2 billion were secured by multi-family buildings, including $590.2 million in the second quarter of the year. Reflecting the volume of loans produced and the offsetting impact of prepayments, the portfolio of multi-family mortgage loans grew $445.6 million, or 9.9%, from the year-end 2002 level to $4.9 billion at June 30, 2003. Multi-family loans thus represented 85.4% of total mortgage loans at the close of the second quarter and 80.9% of total mortgage originations year-to-date. The average multi-family loan had a principal balance of $2.1 million and a loan-to-value ratio of 57.1% at June 30, 2003.

Asset Quality

The quality of the Company’s loans continued to be solid, as the balance of non-performing loans declined on a linked-quarter basis and in comparison with the level recorded at year-end 2002. Non-performing loans totaled $13.3 million at June 30, 2003, as compared to $14.9 million and $16.3 million at March 31, 2003 and December 31, 2002, respectively, and represented 0.23% of loans, net, as compared to $0.26% and 0.30%, respectively, at the corresponding dates. Included in non-performing loans at June 30, 2003 were mortgage loans in foreclosure totaling $10.7 million and loans 90 days or more delinquent totaling $2.6 million.

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New York Community Bancorp, Inc. Reports 2nd Quarter 2003 Earnings

The improvement in non-performing loans occurred in tandem with a linked-quarter and six-month reduction in the balance of foreclosed real estate. At June 30, 2003, foreclosed real estate declined to $66,000 from $121,000 and $175,000, respectively, at March 31, 2003 and December 31, 2002. As a result, non-performing assets improved to $13.4 million, representing 0.11% of total assets, at the close of the second quarter from $15.0 million, representing 0.12% of total assets, and from $16.5 million, representing 0.15% of total assets, at the corresponding period-ends.

The quality of the Company’s loan portfolio was further reflected in the absence of any net charge-offs in the current second quarter, making it the 35th consecutive quarter without any net charge-offs being recorded by the Company. In the absence of any net charge-offs or provisions for loan losses, the allowance for loan losses was maintained at $40.5 million, representing 304.15% of non-performing loans and 0.70% of loans, net, at June 30, 2003.

Securities and Mortgage-backed Securities

The leveraged growth of the balance sheet is substantially reflected in the growth of the Company’s portfolios of securities held to maturity and available for sale. Securities held to maturity rose $344.8 million from the balance at year-end 2002 to $1.0 billion at the close of the second quarter, while the available-for-sale portfolio rose $324.5 million to $4.3 billion during the same time. Mortgage-backed securities represented $3.5 billion, or 82.8%, of available-for-sale securities, with the remainder of the portfolio consisting primarily of capital trust notes and U.S. Government and agency obligations.

Mortgage-backed securities held to maturity totaled $24.5 million at June 30, 2003, down $12.5 million from the balance at year-end 2002. The reduction reflects repayments and the tendency of the Company to classify new investments in mortgage-backed securities as available for sale.

Funding Sources

The Company recorded core deposits of $3.4 billion at the close of the second quarter, representing 66.0% of total deposits at June 30, 2003. By comparison, core deposits totaled $3.3 billion, representing 62.9% of total deposits, at December 31, 2002. The increase was the net effect of a $79.0 million rise in savings and non-interest-bearing accounts, combined, to $2.2 billion, and a $19.1 million decline in NOW and money market accounts to $1.2 billion. The rise in core deposits since year-end reflects the Company’s focus on lower-cost deposits and a parallel decline in higher-cost depository accounts.

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New York Community Bancorp, Inc. Reports 2nd Quarter 2003 Earnings

CDs declined $216.1 million to $1.7 billion, representing 34.0% of total deposits, from the balance recorded at year-end 2002, which represented 37.1%. The decline in CDs reflects the Company’s aforementioned focus on core deposits and the growing reluctance of customers to commit their funds long-term during a time of historically low market interest rates.

Consistent with its leveraged growth strategy, the Company recorded total borrowings of $5.9 billion at the close of the second quarter, up $1.3 billion from the balance recorded at December 31, 2002. The increase primarily stemmed from a $173.6 million rise in FHLB-New York advances to $2.4 billion and a $1.0 billion rise in reverse repurchase agreements to $3.0 billion. The balance of borrowings also reflects preferred securities of $429.3 million, including the trust-preferred securities issued in connection with the Company’s BONUSESSM Units and REIT-preferred securities sold by a Company subsidiary through a private placement in the first quarter of 2003.

Stockholders’ Equity

At June 30, 2003, the Company recorded stockholders’ equity of $1.3 billion, up $2.5 million from the balance recorded at December 31, 2002. The 2003 amount was equivalent to 10.70% of total assets and a book value of $9.89 per share, based on 134,028,072 shares. The increase in stockholders’ equity reflects six-month cash earnings of $153.9 million, offset by dividend distributions totaling $53.9 million and the allocation of $103.8 million toward the repurchase of 4,184,437 shares during the first six months of the year, including 2,653,933 shares in the second quarter.(1) In connection with the signing of the merger agreement with Roslyn Bancorp, Inc. on June 27, 2003, the Board of Directors increased its existing share repurchase authorization, enabling the Company to repurchase up to 5.0 million shares, which was the number of shares available for repurchase at June 30, 2003.

Post-earnings Conference Call

The Company will host a conference call on July 16, 2003 at 9:30 a.m. (ET) to discuss highlights of its second quarter 2003 earnings, its 2003 diluted GAAP EPS projections, and the proposed merger with Roslyn Bancorp, Inc. The conference call may be accessed by phoning 1-800-238-9007 (domestic) or 1-719-457-2622 (international) and providing the following access code: 533864. Alternatively, the conference call may be accessed by visiting the Company’s web site, www.myNYCB.com, clicking on “Investor Relations” and following the prompts. The web cast will be archived at the Company’s web site two hours following completion of the call through 5:00 p.m. on July 25, 2003; the telephone replay will be available through midnight on July 23rd. To access the replay, please call 1-888-203-1112 (domestic) or 1-719-457-0820 (international) and provide the aforementioned access code.

(1)	Please see the reconciliation of cash earnings to GAAP earnings on page 18 of this release.

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New York Community Bancorp, Inc. Reports 2nd Quarter 2003 Earnings

New York Community Bancorp, Inc. is the $12.4 billion holding company for New York Community Bank and the fifth largest thrift in the nation, based on current market capitalization. The Bank serves its customers through a network of 110 banking offices in New York City, Long Island, Westchester County (New York), and New Jersey, and currently operates through six divisions: Queens County Savings Bank, Richmond County Savings Bank, CFS Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank. In addition to operating the largest supermarket banking franchise in the New York metro region, with 54 in-store branches, the Bank is one of the leading producers of multi-family mortgage loans in New York City. Additional information about the Company and its financial performance is available at www.myNYCB.com.

New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp will be available free of charge from the Investor Relations Department at New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp will be available free of charge from the Investor Relations Department at Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, NY 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites and at the addresses provided in the preceding paragraph.

Forward-looking Statements and Associated Risk Factors

This release, the associated post-earnings conference call and web cast, and other written materials and oral statements made by management may contain certain forward-looking statements regarding the Company’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

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New York Community Bancorp, Inc. Reports 2nd Quarter 2003 Earnings

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. The Company’s ability to predict results or the actual effects of its plans and strategies, including the proposed merger with Roslyn Bancorp, Inc., is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, changes in market interest rates, general economic conditions, legislation, and regulation; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios; changes in deposit flows, competition, and demand for financial services, loan, deposit, and investment products in the Company’s local markets; changes in accounting principles and guidelines; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company’s operations, pricing, and services.

The following factors, among others, could cause the actual results of the proposed merger with Roslyn Bancorp, Inc. to differ materially from the expectations stated in this release and the associated conference call and web cast: the ability of the two companies to obtain the required shareholder or regulatory approvals of the merger; the ability to effect the proposed restructuring; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Specific factors that could cause future results to vary from current management expectations are detailed from time to time in the Company’s SEC filings, which are available at its web site, www.myNYCB.com.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release and the associated conference call and web cast. Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

- Financial Statements and Highlights Follow -

NEW YORK COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CONDITION

(in thousands, except share data)

	June 30, 2003	December 31, 2002
	(unaudited)
Assets
Cash and due from banks	$114,093	$96,497
Money market investments	1,000	1,148
Securities held to maturity (estimated market value of $1,086,761 and $717,564, respectively)	1,044,259	699,445
Mortgage-backed securities held to maturity (estimated market value of $25,531 and $38,489, respectively)	24,481	36,947
Securities available for sale	4,276,612	3,952,130
Mortgage loans:
Multi-family	4,939,911	4,494,332
Commercial real estate	535,975	533,327
1-4 family	201,511	265,724
Construction	104,620	117,013

Total mortgage loans	5,782,017	5,410,396
Other loans	72,704	78,787
Less: Unearned loan fees	(3,355)	(5,111)
Allowance for loan losses	(40,500)	(40,500)

Loans, net	5,810,866	5,443,572
Premises and equipment, net	73,313	74,531
Goodwill	624,518	624,518
Core deposit intangible	48,500	51,500
Deferred tax asset, net	9,855	9,508
Other assets	362,562	323,296

Total assets	$12,390,059	$11,313,092

Liabilities and Stockholders’ Equity
Deposits:
NOW and money market accounts	$1,178,931	$1,198,068
Savings accounts	1,692,704	1,643,696
Certificates of deposit	1,733,074	1,949,138
Non-interest-bearing accounts	495,138	465,140

Total deposits	5,099,847	5,256,042

Official checks outstanding	29,977	11,544
Borrowings	5,861,433	4,592,069
Mortgagors’ escrow	19,506	13,749
Other liabilities	53,324	116,176

Total liabilities	11,064,087	9,989,580

Stockholders’ equity:
Preferred stock at par $0.01 (5,000,000 shares authorized; none issued)	—	—
Common stock at par $0.01 (300,000,000 shares authorized; 144,299,233 shares issued; 138,679,193 and 140,885,952 shares outstanding at June 30, 2003 and December 31, 2002, respectively)(1)	1,443	1,082
Paid-in capital in excess of par	1,116,482	1,104,899
Retained earnings (substantially restricted)	337,215	275,097
Less: Treasury stock (5,620,041 and 3,413,281 shares, respectively)(1)	(129,088)	(69,095)
Unallocated common stock held by ESOP	(19,513)	(20,169)
Common stock held by SERP	(3,113)	(3,113)
Unearned common stock held by RRPs	(41)	(41)
Accumulated other comprehensive income, net of tax effect	22,587	34,852

Total stockholders’ equity	1,325,972	1,323,512

Total liabilities and stockholders’ equity	$12,390,059	$11,313,092

(1)	Share amounts for 2002 have been adjusted to reflect a 4-for-3 stock split on May 21, 2003.

NEW YORK COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

(unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2003	2002	2003	2002
Interest Income:
Mortgage and other loans	$105,710	$105,677	$208,966	$206,130
Securities	22,904	9,469	41,514	17,711
Mortgage-backed securities	33,386	37,004	77,811	69,317
Money market investments	310	153	593	276

Total interest income	162,310	152,303	328,884	293,434

Interest Expense:
NOW and money market accounts	2,208	4,063	5,994	7,591
Savings accounts	2,889	5,865	7,064	11,692
Certificates of deposit	9,011	15,116	19,787	34,728
Borrowings	39,847	31,819	79,382	60,915
Mortgagors’ escrow	—	5	—	10

Total interest expense	53,955	56,868	112,227	114,936

Net interest income	108,355	95,435	216,657	178,498
Provision for loan losses	—	—	—	—

Net interest income after provision for loan losses	108,355	95,435	216,657	178,498

Other Operating Income:
Fee income	14,723	10,822	26,362	21,983
Net securities gains	10,581	6,253	17,066	7,783
Other	8,375	10,906	16,692	18,009

Total other operating income	33,679	27,981	60,120	47,775

Non-interest Expense:
Operating expenses:
Compensation and benefits	20,142	19,166	38,868	35,653
Occupancy and equipment	5,443	5,575	11,519	11,668
General and administrative	7,276	7,013	14,906	16,574
Other	1,074	1,570	2,581	3,091

Total operating expenses	33,935	33,324	67,874	66,986
Amortization of core deposit intangible	1,500	1,500	3,000	3,000

Total non-interest expense	35,435	34,824	70,874	69,986

Income before income taxes	106,599	88,592	205,903	156,287
Income tax expense	34,847	30,463	66,783	51,837

Net income	$71,752	$58,129	$139,120	$104,450

Basic earnings per share(1)	$0.54	$0.43	$1.03	$0.78
Diluted earnings per share(1)	$0.53	$0.43	$1.01	$0.77

(1)	Per share amounts for the three and six months ended June 30, 2002 have been adjusted to reflect a 4-for-3 stock split on May 21, 2003.

NEW YORK COMMUNITY BANCORP, INC.

NET INTEREST INCOME ANALYSIS

(dollars in thousands)

(unaudited)

	Three Months Ended June 30,
	2003				2002
	Average Balance	Interest	Average Yield/ Cost		Average Balance	Interest	Average Yield/ Cost
Assets:
Interest-earning assets:
Mortgage and other loans, net	$5,692,559	$105,710	7.45%		$5,535,656	$105,677	7.66%
Securities	1,550,720	22,904	5.92		550,168	9,469	6.90
Mortgage-backed securities	3,505,411	33,386	3.82		2,433,053	37,004	6.10
Money market investments	55,799	310	2.23		28,992	153	2.12

Total interest-earning assets	10,804,489	162,310	6.03		8,547,869	152,303	7.15
Non-interest-earning assets	1,365,065				1,401,646

Total assets	$12,169,554				$9,949,515

Liabilities and Stockholders’ Equity:
Interest-bearing liabilities:
NOW and money market accounts	$1,186,501	$2,208	0.75%		$1,071,799	$4,063	1.52%
Savings accounts	1,694,859	2,889	0.68		1,682,433	5,865	1.40
Certificates of deposit	1,773,848	9,011	2.04		2,010,147	15,116	3.02
Mortgagors’ escrow	61,686	—	—		61,223	5	0.03

Total interest-bearing deposits	4,716,894	14,108	1.20		4,825,602	25,049	2.08
Borrowings	5,010,725	39,847	3.19		3,150,866	31,819	4.05

Total interest-bearing liabilities	9,727,619	53,955	2.22		7,976,468	56,868	2.86
Non-interest-bearing deposits	490,222				480,720
Other liabilities	613,727				367,666

Total liabilities	10,831,568				8,824,854
Stockholders’ equity	1,337,986				1,124,661

Total liabilities and stockholders’ equity	$12,169,554				$9,949,515

Net interest income/interest rate spread		$108,355	3.81%			$95,435	4.29%

Net interest-earning assets/net interest margin	$1,076,870		4.02%		$571,401		4.48%

Ratio of interest-earning assets to interest-bearing liabilities			1.11	x			1.07	x

NEW YORK COMMUNITY BANCORP, INC.

NET INTEREST INCOME ANALYSIS

(dollars in thousands)

(unaudited)

	Six Months Ended June 30,
	2003				2002
	Average Balance	Interest	Average Yield/ Cost		Average Balance	Interest	Average Yield/ Cost
Assets:
Interest-earning assets:
Mortgage and other loans, net	$5,616,473	$208,966	7.50%		$5,471,297	$206,130	7.60%
Securities	1,360,044	41,514	6.16		511,720	17,711	6.98
Mortgage-backed securities	3,663,462	77,811	4.28		2,304,244	69,317	6.07
Money market investments	48,809	593	2.46		29,062	276	1.92

Total interest-earning assets	10,688,788	328,884	6.20		8,316,323	293,434	7.12
Non-interest-earning assets	1,410,172				1,285,908

Total assets	$12,098,960				$9,602,231

Liabilities and Stockholders’ Equity:
Interest-bearing liabilities:
NOW and money market accounts	$1,190,670	$5,994	1.02%		$1,033,429	$7,591	1.48%
Savings accounts	1,674,465	7,064	0.85		1,671,789	11,692	1.41
Certificates of deposit	1,841,243	19,787	2.17		2,152,471	34,728	3.25
Mortgagors’ escrow	47,442	—	—		49,234	10	0.04

Total interest-bearing deposits	4,753,820	32,845	1.39		4,906,923	54,021	2.22
Borrowings	4,847,227	79,382	3.30		2,900,325	60,915	4.24

Total interest-bearing liabilities	9,601,047	112,227	2.36		7,807,248	114,936	2.97
Non-interest-bearing deposits	480,259				463,810
Other liabilities	682,174				277,741

Total liabilities	10,763,480				8,548,799
Stockholders’ equity	1,335,480				1,053,432

Total liabilities and stockholders’ equity	$12,098,960				$9,602,231

Net interest income/interest rate spread		$216,657	3.84%			$178,498	4.15%

Net interest-earning assets/net interest margin	$1,087,741		4.09%		$509,075		4.33%

Ratio of interest-earning assets to interest-bearing liabilities			1.11	x			1.07	x

NEW YORK COMMUNITY BANCORP, INC.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(dollars in thousands, except share data)

(unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2003	2002	2003	2002
GAAP EARNINGS DATA:
Net income	$71,752	$58,129	$139,120	$104,450
Basic earnings per share(1)	0.54	0.43	1.03	0.78
Diluted earnings per share(1)	0.53	0.43	1.01	0.77
Return on average assets	2.36%	2.34%	2.30%	2.18%
Return on average stockholders’ equity	21.45	20.67	20.83	19.83
Return on average tangible stockholders’ equity	43.16	52.16	42.00	55.78
Operating expenses to average assets	1.12	1.34	1.12	1.40
Interest rate spread	3.81	4.29	3.84	4.15
Net interest margin	4.02	4.48	4.09	4.33
Efficiency ratio	23.89	27.00	24.52	29.60
Shares used for basic EPS computation(1)	132,341,080	135,424,712	134,552,472	133,464,604
Shares used for diluted EPS computation(1)	135,541,527	136,981,908	137,090,145	134,901,285

RECONCILIATION OF CASH EARNINGS TO GAAP EARNINGS:
Net income	$71,752	$58,129	$139,120	$104,450
Additional contributions to tangible stockholders’ equity:
Amortization and appreciation of shares held in stock-related benefit plan	2,110	1,559	3,821	2,988
Associated tax benefits	8,250	—	9,057	14,728
Dividends on unallocated ESOP shares	1,010	661	1,911	1,190
Amortization of core deposit intangible	1,500	1,500	3,000	3,000

Total additional contributions to tangible stockholders’ equity	12,870	3,720	17,789	21,906

Cash earnings	$84,622	$61,849	$156,909	$126,356

Basic cash earnings per share(1)	$0.64	$0.46	$1.17	$0.95
Diluted cash earnings per share(1)	0.62	0.45	1.14	0.94

CASH EARNINGS DATA:
Cash return on average assets	2.78%	2.49%	2.59%	2.63%
Cash return on average stockholders’ equity	25.30	22.00	23.50	23.99
Cash efficiency ratio	22.41	25.74	23.14	28.28

	At June 30, 2003	At December 31, 2002

BALANCE SHEET DATA:
Book value per share(1)	$9.89	$9.73
Stockholders’ equity to total assets	10.70%	11.70%
Shares used for book value computation(1)	134,028,072	136,078,457
Total shares issued and outstanding(1)	138,679,193	140,885,952
ASSET QUALITY RATIOS:
Non-performing loans to loans, net	0.23%	0.30%
Non-performing assets to total assets	0.11	0.15
Allowance for loan losses to non-performing loans	304.15	247.83
Allowance for loan losses to loans, net	0.70	0.74

(1)	2002 amounts have been adjusted to reflect a 4-for-3 stock split on May 21, 2003.